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                                Filed by Smith & Nephew plc pursuant to Rule 425
                                                under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                 (Commission File No.:001-14654)
Forward-Looking Statements

The following presentations contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1998. Statements that are not strictly historical statements, including statements about Smith & Nephew's and Centerpulse's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in these presentations include, but are not limited to, statements addressing the following subjects: expected timing of the transaction; future financial and operating results; actions to be taken by Smith & Nephew Group plc following the transaction; and the timing and benefits, including synergy benefits, of the transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the transaction; the failure of the shareholders of Smith & Nephew to pass the resolutions necessary to implement the transaction; the failure of the minimum tender condition or the failure of other conditions to the offer by Smith & Nephew Group plc for Centerpulse; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew's and Centerpulse's filings with the SEC. Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Any offer in the United States will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Smith & Nephew with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

The following are transcripts of presentations made available on the Web site of Smith & Nephew plc.

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CCBN StreetEvents Conference Call Transcript

SNN - Smith & Nephew and Centerpulse combine to form global orthapedic leader - Video Webcast

Event Date/Time: Mar. 20. 2003 / 4:30AM ET
Event Duration: N/A
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SNN - Smith & Nephew and Centerpulse combine to form
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CORPORATE PARTICIPANTS

Dudley Eustace
Smith & Nephew plc - Chairman

Max Link
Centerpulse AG - Chairman, CEO

Chris ODonnell
Smith & Nephew plc - CE

Peter Hooley
Smith & Nephew plc - FD

Urs Kamber
Centerpulse - CFO


CONFERENCE CALL PARTICIPANTS

Peter Cartwright
Analyst

Martin Wolf
HSBC - Analyst

Beth Meacham
UBS Warburg - Analyst

Andrew Donnage
Analyst

Max Herman
ING - Analyst

Tom Help
Analyst

Anthony Kazavitz
Deutsche Bank - Analyst


PRESENTATION

--------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Good morning ladies and gentlemen. This is a tremendous day for Smith & Nephew. [inaudible] Smith & Nephew and Centerpulse have agreed to [amalgamate] creating a leading global orthopedic group providing questionably a powerful combination of two highly complementary businesses [inaudible] premier league of the many players in the orthopedic sector.

As you will all be aware, due to demographic changes, [inaudible] and advances in surgical techniques, a sector in which we operate has seen rapid growth and the outlook continues to be very favorable. We believe that the transaction that we have announced today, places us in an excellent position in which to take advantage of a very attractive opportunity in this long-term growth in the market.

When two large organizations come together, the most vital thing to get right of course is the integration process, in particular making sure that the cultures fit together and the combined group operates as a single entity.

The management teams at Centerpulse and Smith and Nephew have known each other for a very long time and over the past few months we've undertaken due diligence on each other and we have got to know each other a lot better. I think we could say that as a result of this experience, I think the companies will work together extremely well going forward in the smooth process of integration.

Chris will talk to you in more detail about the fundamental strengths of the two companies, something you always hear about a great deal when mergers are announced. But it genuinely is the case with us. When one of the companies is weaker whether geographically [indiscernible] or whatever the other is strong [inaudible].

Peter will talk to you later about the short-term synergies, which will give us significant savings. This is really important to us and gives long-term value creation [indiscernible] two things and drive for growth.

I will let Max, Chris and Peter tell you more about how the two companies are going to come together, but before I do first let me explain the Board and Management structure of the new Smith & Nephew Group. In addition to myself as Chairman, Chris ODonnell will continue as Chief Executive and Peter Hooley will continue as Finance Director. Dr. Max Link, the Chairman of Centerpulse, will join our board I am delighted to say as Vice Chairman and another of his colleagues [indiscernible] will become another Executive Director. All in all, we believe a very powerful team.

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Let me hand you over to them to tell you more. And first of all is Max Link of
Centerpulse. Thanks.

--------------------------------------------------------------------------------
 Max Link  - Centerpulse AG - Chairman, CEO

Ladies and gentlemen good morning. Yesterday evening the Board of Directors of Centerpulse approved the transaction that provided that our shareholders cooperate we create a combined company between Smith & Nephew and Centerpulse. This is a historic event in the life of both companies. The headline [offer] price for the Centerpulse shareholder is 281.80 Swiss Francs, which would value our company at more than 3.3b Swiss Francs. Apart from the FTSE 100, a secondary listing on the Swiss Exchange is anticipated. The new shareholders will have the pro-forma ownership of 24% of the combined group.

Centerpulse's largest present shareholder in terms of capital holds nearly 20% of our share capital. Smith & Nephew made a parallel offer for [Incentive] and 77% of their shareholders had already agreed to accept the offer.

Ladies and gentlemen, Centerpulse enjoys a clear number one positioning on the European reconstructive market with a 22% market share. In the largest markets, Germany, Italy, France, we command an even higher share. The combined company will have an awesome presence in Europe in this.

The combination of the two entities is of particular importance in the United States. This is where the competitive battle is won or lost. This is where one half of the global reconstructive business is and where two third of the industry's profits can be grabbed. For us at Centerpulse it was considered vital to participate in that all-important market in a much more forceful way than we could ever have done alone. To join forces with Smith & Nephew is our answer to this imperative.

In spinal implants, we are a leader in stabilization devices. It is a very dynamic industry with a relatively quick product cycle. After passing through a not always easy learning curve, we are now fully up to speed and ready to launch some of the most innovative products around. At least one of them, [indiscernible], a real breakthrough.

Smith & Nephew's skills and experience in biologics, will be particularly valuable in this business. Last, but in no way least, dental implants. Here we are number four on the global market with a 13% market share.

2002 was a good year for the industry and Centerpulse in particular. All of our businesses show growth rates in the double-digit area. An interactive normalization of our profitability also occurred.

The fact that the stock of Centerpulse depreciated 250% in 2002, which made us a big star in Switzerland. In fact it moved from the forty-ninth to the twenty-sixth position in our country, shows how things changed radically for us. The challenges for my team and the 3,500 Centerpulse people were enormous. Not only were our legal problems in the United States [solved] in a class action settlement. We also succeeded in financing them and maybe even more importantly, our operations were roaring back with a vengeance.

Today here in London, of course we want to look as good as possible. Needless to say that July 2001 was proceeded by a virtual collapse of our share price. Many of our shareholders lost a lot of money. It is equally true that those who joined us in our darkest moments in the summer of 2001 earned very handsomely. And as I said, the court approval on May 8th and the funding of the [trust] in November last year, put the product recall of December 2000 behind us for good.

Thus it was not too much of a surprise when Mr. Eustace and Mr. O'Donnell asked me in the first meeting in New York last December, if we might do something together. The combined company will be one of the top three global orthopedics companies, a formidable power. With its greatly enhanced resources, people, capital, technology, it is ideally positioned to gain significant competitive advantage. It will be different, it will be unique. Global in its outlook but with strong roots in Europe. [indiscernible] will remain the key-manufacturing center in Europe. Our Centerpulse investors will share in the significant upside of the combined group. We have identified a far reaching potential of innovatives as the trading liquidity of the combined group's shares will be strongly increased.

Ladies and gentlemen, combinations like the one we propose take vision and courage on both sides. But managers fight fires and we must light fires. There is a window of opportunity when such things can be done, as both sides have seized this opportunity. I would like to thank my Board of Directors, but also Mr. Eustace and Mr. O'Donnell for creating this and it will succeed. Thank for your attention.

I would like to pass the floor on to Mr. O'Donnell now.

--------------------------------------------------------------------------------
Chris ODonnell - Smith & Nephew plc - CE

Well thank you very much Max, very nicely said. Well ladies and gentlemen, this is a really green letter day, but also a red-letter day. You can see the two colors of the logos up there for both Centerpulse and Smith & Nephew. It is an opportunity to obviously build a much stronger and more viable company in the long-term for Smith & Nephew and for Centerpulse, but also it is going to change the shape of the orthopedic industry as we look at it.

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It does create a new world number three in the wider orthopedic market. In particular, it has a material effect on our scale and share in reconstructive implants and we will look at that in more detail. The two companies have really complementary product strengths and geographic strengths, but share a common technological focus. The heritage of both companies is strong in technology and innovation as we bring our product lines to the market.

The geographic fit is not only going to help the US and Europe, it will also help Japan, an important and very profitable market in the orthopedic and medical technology sectors.

Also, it gives the combined group a good position in the spinal marketplace. We will be able to enhance our position and progress there. And in addition to all these long-term strategic benefits, there are significant synergies and margin improvement opportunities, which will enhance our earnings in 2004 and materially do so in 2005. So we have a very encouraging benefit of earnings enhancement early on and a major value gain for the companies and their shareholders going forward.

I would like to look at some of the major factors related to the marketplace and in each of these charts, we are showing Centerpulse and Smith & Nephew separately and then the position of the combined group. You can see that we move up to global number three in the wider orthopedics market and to global number four in the $6m, recon joint market. But more interestingly, essentially we are seeing a polarization of that market. As we look forward, we could see that this was going to happen. And here is a real opportunity for us to be in the leading group as opposed to the followers.

If we look then at the geographical fit, the combined group becomes the European leader and steps up to number four in the US with comparable scale then to the other players looking specifically at reconstruction. Of course Smith & Nephew additionally runs the trauma product line, which further enhances our position in this leading group.

If we look at the product line-up, in terms of hips and knees, again we see a significant step-up. We will end up with an 18% share of the global hip market and a 16% share of the knee market. Which gives us a very strong position, particularly with the alternative varying technologies that the two companies will bring to market. The [metasol], metal-on-metal surfaces from Centerpulse, [murasol] and Smith & Nephew's cross-linked polyethylene and obviously [oxcimiline] as the newest technology to come to the market, which is heavily patented and unique to Smith & Nephew and now all of a sudden, we have double the number of sales people to bring it to the market. So very strong opportunity in the product line.

It also gives us a platform for growth in the spinal market. Which as everybody knows is the fastest growing sector of the spinal market. We have always said we would not try to step into this market on an organic basis, but if an opportunity arose to acquire a significant player then that would be a good opportunity for us, because we have other technologies that we can bring to bear here. That opportunity has arisen through this combination, and positions us in the $2.3b global spinal market, with an estimated forward market growth of 19%.

Spine-Tech is the leader in stabilization devices. It has got a 7% share. And like most companies, most of the sales are in the US and it does have a very full range of spinal implants. It has had and has a very strong position in cages, but the product line has been rounded out during the last 18 months and has seen a pick-up in growth in the back part, particularly of 2002. So we will have a new spinal division within the combined group. We expect to grow that through continued acquisition and licensing of new technologies in this area.

So what does the shape of the combined group look like? We will have five business divisions. In order of sales magnitude, orthopedics, [will] management endoscopy, spinal and dental, 74% of the revenues of this group come from broad orthopedics and within that definition we include reconstruction, trauma, the arthroscopy business, spine and dental, with the balance from [indiscernible] management and the wider endoscopic products. Particularly cameras and other surgical specialties.

You can see that now half the business will be from the orthopedic, implant and trauma business, which is now a very significant part of our total group. And it roughly doubles in scale by this transaction.

All of this is against the background of very strong market growth. We have been encouraged and I know a lot of you have been encouraged by the strong growth, step-up in growth, that we have seen in the orthopedic marketplace in these various segments over the last several years. That is founded on continued expansion of the patient pool and continued favorable demographics, particularly for reconstructive implants in hips and knees. The combined group is very well positioned in that market and in others as you can see here.

So it is amazing when you look at the markets in which we are positioned, how many of them are growing in double-digits as we sit here today. The orthopedic marketplace clearly globally growing 14%, some commentators say 15%, but it is certainly in that ballpark. But [with] management on the other end, picking up now to being a 12% global growth market. Dental and Spinal growing even faster and still very good growth rates from the Trauma market, particularly in the US but a slightly slower market in total endoscopy, which is growing at 6%. You can see strong market positions on this chart for all these entities and this is the new platform for the combined group to go forward on.

Now that gives you the marketplace and product perspective. We will now move in to talking about the creation of value in this

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SNN - Smith & Nephew and Centerpulse combine to form
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transaction. Now before I pass you to Peter, to talk about some of the very specifics, let me just describe how we see this. There are essentially three phases to this program. First of all, we have through the due diligence and what we have done between the two companies, identified a (pound)45m cost saving set of synergies, which we can deliver certainly by 2005.

There is some merging of research activities in biologics as we get a unified program. We aim to streamline manufacturing in the supply chain and we are looking for particularly administrative savings at the corporate level and at the country level. Smith & Nephew and Centerpulse are both big international geographic spread companies and in virtually every major country in the world, we have got two sets of facilities and people doing back-office work. The aim is not to shed sales people, or research engineers. The aim is to concentrate at facilities, streamline the supply chains, streamline the distribution and use less real estate to deliver bottom line benefit here.

The second piece of the program then moves really into selling and marketing. Our commitment to our customers is that we will keep the product lines they know and use and we will keep the sales representation programs in front of them. We are not planning to cut any sales posts in this whole program. But what we will do, as I talked earlier, is we will look for opportunities to cross-sell the technologies and broaden the product offering through this tremendous set of customer relationships that both sales forces have built up over the years.

Huge strength from Centerpulse in Europe and two very strong sales forces with completely geographically different tones in the US. Centerpulse is much stronger in the Southern States, Smith & Nephew stronger in the rest of the US. So even within the US, we are a very strong complementarity.

So that is really the next phase and that will then move the margin up in terms of the group target, which you are accustomed to hearing me talk about a 21% EBITA target for Smith & Nephew in 2005. We expect to move that up to about 23% by 2005/2006. And that will be achieved principally by an increase in the orthopedic margin up to 27% on the same timeframe. We consistently said that operating at our scale, from the previous Smith & Nephew scale, we would struggle to get north of 24% as an EBITA margin for orthopedics. Our peer group is higher. Why? There is a scale benefit in R&D and in international selling and marketing, which is worth about 3 percentage points of margin. We expect to deliver that additional margin in 2005/2006.

Going on from there, we will see the real long-term benefits setting in. We will see unified new products hitting the market, where we have spent one lot of R&D rather than two lots in each separate company. We have more clout with big buying organizations, which is important in the US. It is going to be increasingly important in Germany as that market's healthcare structure changes. And we will see transfer best practice and products between the two companies. We are very excited about the bearing techniques. We are very excited about the minimally invasive knee products that we are both bringing to market right now. Smith & Nephew's [acuris] uni-compartmental knee is absolutely complemented by the radical new [Unispacer] from Centerpulse to give us the best profile of minimally invasive knee products in the marketplace.

So we do believe that we can set out for you here today, some very significant, very clear targets in the short to medium-term, the two, three year time horizon. But that is actually on the start. If you look at the history of orthopedic mergers, you see significant value creation from year three onwards as the real benefits start to flow through, because of the quality and the time scale you have to put into new product developments. So a really strong value adding transaction in both the short and in the medium-term.

What I would like to do now is to put some more quantification on that, is to ask Peter Hooley to talk you through the specific financial numbers. Peter would you like to come up here?

--------------------------------------------------------------------------------
 Peter Hooley  - Smith & Nephew plc - FD

Good morning everybody and thank you Chris, thank you Max. The combination of our sales and Centerpulse creates a 1.6b sales revenue business, $2.5b in dollar terms and these are based on 2002 numbers, of which 74% is in the widely defined orthopedic sector of joint implants, trauma, arthroscopy, spine and dental implants. The figures you see here are those of continuing operations and show two businesses with similar growth and margin characteristics last year. Centerpulse roughly contributing 30% of the combined hold.

Both businesses grew up 14% last year. Smith & Nephew particularly strong in implants in the US and Centerpulse seeing its implant business recover growth to above market rates in the US. Operating margins are roughly the same at 18% for both of us with similar scope to realize benefits of scale going forward.

The strategic benefits of the merger in orthopedics as Chris has said on a long-term coming from the scale advantages in R&D, unified product ranges and increased presence of major customer groups. Medium term, the benefits are in the areas of cross selling and the ability to invest in the sales and marketing for growth.

But first, there will be some sales synergies in 2003 and 2004 as we tackle integration. But we expect cross selling to start to mitigate this in 2004 and overtake it in 2006. Actually there will be a net 1% synergies peaking in 2004.

Short-term, savings are primarily in the areas of elimination of duplication in administration, manufacturing overheads, logistic support and a bit in R&D. Here we are targeting 45m of cost savings, per annum, by 2005 out of three distinctive project areas;

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SNN - Smith & Nephew and Centerpulse combine to form
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integrating manufacturing and logistics and some back-office functions;
combining sales, marketing and logistics offices worldwide; and rationalizing corporate functions.

The cash costs in terms of this are estimated at 130m, to be taken as exceptional items over three years. Thus we are looking at a respectable return of 35% on these cash costs. Many cash costs cannot really be determined until later on and we will give guidance on this after completing the transaction.

The financial effects in the earlier years essentially evolve around the cost savings, which we anticipate will increase group margins by roughly 2%. Enabling us to set a new group EBITA target of 23% by 2005/2006. As Chris has said, in the combined orthopedics division, that is recon and trauma, the margin target rises to 27%. This should bring us on a par with that of our industry peers.

Higher margins come through wholly as cash, I need not remind you of this. This should give us a cash conversion ratio, an improved ratio 75% to 80% by 2005 once the non-recurring cash costs are out of the system. You will obviously see the non-recurrings coming through in the earlier years.

The tax charge on a pre-amortization basis should be maintained at 29% going forward. Centerpulse is about a third of its EBITA and relatively low tax Switzerland and the new top company which I will talk about later, helps reserve this.

Taking all of this into account, we anticipate meeting our pro-forma weighted average cost of capital in 2005. In earnings per share terms before amortization, we expect mid single digit accretion in 2004 and approaching double-digit secretion in 2005. Which I think you will agree are strong returns.

Turning now to the transaction structure. The transaction has two particular features. The first is a new UK registered holding company; tax residence in Switzerland to preserve Centerpulse's advantageous tax status. We expect our present listing and our FT membership to be transferred to this holding company.

Following UK court approval, at the same time as our EGM to approve the deal, the holding company will merge with today's Smith & Nephew and then be in a position to acquire Centerpulse. Arrangements will ensure that existing UK tax status will be retained for shareholders outside Switzerland in respect to dividends.

The other feature of the transaction is that a dual bid has been launched to acquire Incentive at the same time as Centerpulse. This is at the request of Incentive shareholders. The bid for Incentive will be done on precisely the same terms as the main bid, adjusted only to reflect the fact that there will be cash balances of around (pound)50m in Incentive after the realization of its other interests.

The overall consideration of both bids is 1.1b in shares and 400m in cash with a mix and match facility offered for Centerpulse shareholders for those who want more or less cash. The precise exchange ratio, which is in the circular as 25.15 new group shares for each Centerpulse share, plus 73.4 Swiss Francs in cash. That is 298m new shares representing 24% of the new group.

Needless to say a transaction of this size and the new holding company, needs Smith & Nephew shareholder approval and the key events in this timetable are the posting of the circular and listing particulars in mid-April, our EGM in May and transaction closure mid-year.

Turning to financing. We have underwritten bank facilities in place for (pound)1.3b, the fact that they are expressed in dollars as facilitated in the circular, phased out over three and five years, so that we have at least 500m available in years four and five. The initial and the peak requirement is for 1b this year as you see brought up on the slide. We have inserted cash into the transaction equation, so as to provide Centerpulse's shareholders with a choice, utilizing the mix and match. And also to provide us with a modicum of leverage.

But as you know, the financial characteristics of our peers is that of moderate financial leverage and we have borne this in mind. So you can see that peak debt is moderate and about two times EBITDA and at around 20% of the new market capitalization.

As you will expect, we have been attentive to the product recall issue, where low levels of revisions continue. We believe that we have made sufficient allowance in the terms and structure of the transaction and its funding for any possible claims beyond those covered by the settlement and Centerpulse's provisions.

Dividend policy remains unchanged, namely that of moderated increases as we build up our financing capability and now as we pay down this debt. The first dividend on the new shares of the new Smith & Nephew group will be the interim dividend out of existing Smith & Nephew's first half profits. Again the final dividend was May, the interim dividend will be paid in November, back-end of the year.

Other financials, just to give you some guidance, because I am sure you will all be wondering what the currency is doing. It is broadly neutral on 2002, Smith & Nephew perhaps down at the profit level of 1%, Centerpulse we think about up 1%. This is because the dollar has weakened from 151 last year to 158 today. Whereas the euro has strengthened from 159 to 146. And so has the Swiss Franc from 238 to 216 and so they are basically balancing each other out.

You will be on to me about cash flow because I have had lots of phone calls. I set out the cash [audio gap] essentially use 2% for the excess of capital expenditure over depreciation. This CAPEX is slightly higher than previous guidance as [indiscernible] the new group invests further in surgical instruments for sales growth. Working capital requirements we are starting about 27% of

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incremental sales growth and fall to 25% as we benefit from combined logistics.
Just to add up the number of shares for you, they will be 12 28m after the deal.

Finally, we see this transaction as a substantial value creation exercise for both Smith & Nephew and Centerpulse shareholders. Cost savings initially from sales and marketing synergies in the medium-term will add substantially to profits. Cash generation will improve from higher margins and better asset utilization. We also believe that by transforming our business into the global number three player in the wider orthopedic sector, this should substantially raise the profile and positioning of the company to the investment community.

More fundamentally it produces a much stronger and more competitively sized group for the longer-term, with the capability of exploiting the sizeable opportunities that will arise in the industry in the future.

With that I thank you, I hand you back to Chris.

--------------------------------------------------------------------------------
 Chris ODonnell - Smith & Nephew plc - CE

Thanks very much Peter. Well here is a summary slide that almost speaks for itself. There is significant long-term value creation here, which both companies have thought about hard and decided that it is going to bring significant shareholder benefits. There is earnings enhancement in 2004 and materially so in 2005. We will get accelerated margin improvement from scale and synergy benefits. And we have talked about the very genuine and strong complementary product, geography and technology strengths.

Simply put, this is an opportunity to create a global leader in orthopedics, which is currently the fastest growing market in medical technology worldwide. And which, when you look at the demographic patterns going forward, shows absolutely no sign of altering that growth rate until about 2022. So even some of you may need hips and knees at that point in time.

Now this is a pretty complex transaction. We have tried to pull out all the highlights in the presentational overheads here. There are some appendices which give you some idea at the back of the complementarity of the products and how they fit together. Also, there are summary slides from the Centerpulse Financial Results for 2002 which are also being simultaneously released. In terms of the press release, clearly it is a long and complicated document and a question I was asked earlier related to, well why do we have all these conditions to these transactions? We should perhaps have pointed out that simultaneously we released the statutory releases in the Swiss market and the form of those releases in body the conditions on each transaction, which is not customary in the UK, they are usually summarized.

So for obviously common disclosure purposes, we have actually disclosed all the conditions, also at the back of the press release. And that is the reason for it. So we would be very happy to now take questions and Dudley will act as Chairman of this session. Thank you very much.

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QUESTION AND ANSWER

-------------------------------------------------------------------------------
Dudley Eustace - Smith & Nephew plc - Chairman

Thank you Chris. Well thanks to Max, Chris and Peter. We have had our 45 minutes for you to listen to us and formulate your questions, open season. Do wait for a microphone please and usual process of introducing yourself, so that particularly Max gets used to some of the new faces I think. Right, who would like to ask the first question?

-------------------------------------------------------------------------------
Peter Cartwright Analyst

Clearly, this is a great, long-term story. Can you just clarify, over the next three years, on the analyst targets. Are the new analyst targets better or worse than the previous Smith & Nephew mid-teens growth for three years?

--------------------------------------------------------------------------------
Chris ODonnell - Smith & Nephew plc - CE

They're better, Peter. Does that clarify it? The earnings enhancement that we are talking about is over and above the previous Smith & Nephew mid-teens earnings growth target.

-------------------------------------------------------------------------------
Unidentified Speaker

If I could ask about the terms of the deal. What happens to the incentive capital if a higher bid is made? And if I could ask Centerpulse, have you been in discussions with any other companies?

----------------------------------------------------------------------------
Chris ODonnell - Smith & Nephew plc - CE

You'll see from the release, the Incentive, 77% of Incentive is owned by four shareholders. Those four shareholders have given irrevocable undertakings as to their acceptance of the Smith & Nephew offer. Additionally, we have a call option on those shares should another offer materialize. We have a right of first refusal going forward. So, it's a very solid set of irrevocable positions. We're very grateful and enthusiastic about Incentive's support for this program.

--------------------------------------------------------------------------------
Dudley Eustace - Smith & Nephew plc - Chairman

Max, the second question was about whether you've been talking to anybody else.

-------------------------------------------------------------------------------
Max Link - Centerpulse AG - Chairman, CEO

Well, we were approached in the last few months by most large players in the orthopedic industry, and also some other companies. But we, at the Board level at Centerpulse, reached the conclusion that the interest of our shareholders would be served best by entering into this transaction with Smith & Nephew.

-------------------------------------------------------------------------------
Unidentified Speaker

[inaudible] from Deutsche Bank. I have several questions. In terms of the market share position, it would be helpful if you could give us the data for Europe, and the rest of the world together. I was wondering if you could get that out, how the market share positions look in Europe and the rest of the world separately. Will there be competition issues in Europe, given Centerpulse's market leadership there? The second question is, you talked at length about the Recon and also about the [indiscernible] businesses acquired from Centerpulse, but not that much information on Dental. I was wondering if you could just give us some indications of your intentions for that business. The third question is, would Peter be able to give us a sense of costs savings and the exceptional integration costs [indiscernible] over the next three years?

--------------------------------------------------------------------------------
Dudley Eustace - Smith & Nephew plc - Chairman

We'll take those first three questions now, if you don't mind.

-------------------------------------------------------------------------------
Chris ODonnell - Smith & Nephew plc - CE

Well, if I deal with the regulatory, perhaps Max would like to put some flesh on the bones of where Centerpulse is strongest. But from a regulatory point of view, once you've had a good look at this, and the view we have form our lawyers is that we should get regulatory clearance in pretty much standard times, certainly within the timeframe that Peter indicate to close the transaction.

The Europe/rest of the world, we're talking about primarily Europe, Japan and Australia. Roughly speaking, each company has the same size of business in Japan, which would be added together to improve our presence there and almost double it. We'll get accretion to the [strongest] with the Nephew business in Australia. But clearly, in Europe, Centerpulse is a very strong player. Perhaps you'd like to give a word picture of that, Max.

-------------------------------------------------------------------------------
Max Link - Centerpulse AG - Chairman, CEO

Yes. As I pointed out, overall market share in Europe is 22%. As a matter of fact, it's still growing. We had higher growth in 2002 than the industry, with one exception, Belgium. This is exactly the conflict. This is exactly the country where [indiscernible] is stronger than we are. So, there you see the complementarity [across] Scandinavia. Smith & Nephew is a much stronger player than we are. Our strength is basically in Central Europe and in

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Southern Europe. As I pointed out, in the largest markets, we are at 25% or above. In our home market, it's actually us, as always been as [indiscernible] research and innovation, [a big arm], Switzerland, our market share must be between 50% and 60%, which is our [indiscernible].

-------------------------------------------------------------------------------
Chris ODonnell  - Smith & Nephew plc - CE

In terms of dental, we quite frankly focus must of our activity on the orthopedic business at this point in time. The dental business is a nice business, it's self-standing, it's strong player in its field. We'll get together and sit down with the management and look at what the sensible thing is to do going forward. It is a very attractive market, with very fast growth. So, we're going to take a hard look at what our options are there, but we've made no decisions as yet.

-------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Peter, cost savings. Is there anything you can add to that?

------------------------------------------------------------------------------
Peter Hooley  - Smith & Nephew plc - FD

Yes, of course I can. We'll talk about actually the phasing of the (pound)130m. We think that we'll spend about (pound)50m this year, (pound)70m in 2004 and about (pound)10m in 2005. These are the cash costs. Remember, we we're doing a high level of due diligence; these things will change. So, I have to sort of stress this. The same [indiscernible] is going to benefit. We think there'll be a dissynergy in the first year 2003 of perhaps -5%, because there's a risk of sales dissynergies. Benefits are [indiscernible] [(pound)15m] in 2004; that will be plus or minus. Hopefully it will be slightly better, but that's [as safe a number as we'll get] here today. And obviously, there will be [full] (pound)45m in 2005.

--------------------------------------------------------------------------------
Martin Wolf  - HSBC - Analyst

Two questions, if I may. Firstly, could Dr Link give us some idea on the potential liability. You said in the statement you've received 4,300 claims, which you think 3,700 are valid. How many hip replacements have you made? What's the total number of hip replacements that could actually create a claim? Secondly, on the margins, if we just look at this business on a pro forma basis in 2003, on my calculation, it looks like the combined entity would have an EBITA of about 20%. If you add (pound)50m on to that profitability, you end up with an EBITA margin of 23%. Therefore, your 2003 targets don't look very challenging. And of course, the old Smith & Nephew business was expecting to see margin improvements by about 1 percentage point in each year in the coming years. So, where's that gone? Thirdly, Chris, could you give us some idea about product rationalization. One of the whole points of Smith & Nephew is the high value-added products, particularly [articling] implants. Presumably, in this transaction, there has got to be products within Centerpulse that you don't actually need. So, how many products, what percentage of sales could be lost through product rationalization? Finally, Peter, on your EPS calculation, if you simply add in the pre-tax profit to the figures last year, allowed for the extra shares in cash, it seems the uplift is much greater than the 5% to 10% of your suggestion for 2004-2005. Could you give me some guidance as to what I might be missing.

-------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Thank you very much. It seems that the pattern of the day is multi-questions. I believe we're going to call on you, [indiscernible], if you could, to give the numbers on [indiscernible]. I'm sorry to pull you off the floor like that, but [indiscernible]. Chief Finical Officer of Centerpulse, [Urs Kamber].

--------------------------------------------------------------------------------
Urs Kamber  - Centerpulse - CFO

Good morning, ladies and gentlemen. On that question, first of all, given the resources of information that we have, [indiscernible] claim forms. [inaudible] as well as the actual information that we receive, [the number of] revisions made, that we will still be way below the 4,000 threshold mark that was mentioned in the [inaudible]. From a number of revisions perspective, we are currently carrying around 3,000 [plaintiffs] [inaudible] With that, we are looking at total revision data at the end of the cut-off period, which is 5 June for hips and 17 November for knees of approximately 3,850 to 3,870 in that range.

-------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Chris, can I pass you the product rationalization question.

--------------------------------------------------------------------------------
Chris ODonnell  - Smith & Nephew plc - CE

Yes. The philosophy ... and actually as we sit here today, statements are going out to, not only all our employees and sales people, but also to all our customers on both sides of the house, as it were, saying it is our aim to continue to supply them with the products that they're used to using, through the sales teams that currently support them. Product rationalization in this industry is a relatively long-term process. The only way you can get a surgeons to use a new product is to convince them that the product is better. Therefore, all we will see is that coming through in the third phase I identified of longer-term benefits, as far as the benefit stream is concerned. What we need to do is incorporate the best features of the Smith & Nephew and the Centerpulse products in the next phase of product introductions. Typically, that takes, for simple things, to do simple things, like for example converting some of Centerpulse's knee programs to Oxinian takes about 18 months to do that and test it to the quality standards for wear and longevity that enables us to make the right claims for the product. For more

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complex combinations, it's a two- to three-year, maybe four-year, timeframe that we're looking. So, what we'll then do is bring the rationalized product to them. That's when we get the really big tickers, which actually come in probably 2006 and 2007. But we're not going to go out to the market and just drop products.
The fact is we have the factories set up to make the whole product range; maybe the odd thing will disappear at the margin, but it will be relatively limited. The key thing is to keep the top line driving forward at the best pace. So, that's the philosophy we've adopted. We've already published that to our customers, and our customers will also be receiving the manifesto document that was also on your chair with the presentation. That also develops this theme.

--------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Thank you, Chris. Peter, I think your reputation for prudence is--

--------------------------------------------------------------------------------
Peter Hooley  - Smith & Nephew plc - FD

I think, from what I can [derive], certainly from the first part of the question, may be different from definition. Smith & Nephew always talks in terms of EBITA, whereas Centerpulse talk in terms of EBITDA. In EBITA terms, we are both 18% businesses for 2002. Centerpulse is not a 23% business in EBITA terms. I think that may well answer a lot of your questions. Honestly, if you just add (pound)45m to 2002's profit, you're going to get a much better margin return than if you add (pound)45m to 2005's profit. You've got 2003, 2004 and 2005. You've got three years' sales growth. That makes a huge difference, obviously, to margin. We put these numbers together -- let's call it -- carefully, and by using outside consultants as well to bring implementation planning, in terms of the [propagation] of synergies. So, I am confident that [these are the numbers we're dealing with].

--------------------------------------------------------------------------------
Beth Meacham  - UBS Warburg - Analyst

 On the debt side, you say total debt raised of (pound)145m. Could you say what sort of funding costs you're expecting on that, so we know what sort interest cost [indiscernible]? Also, in terms of the EPS enhancement you're talking about of almost double digits in 2005, what sort of funding costs should we be including in that? How quickly can you pay down that big chunk of debt? Also, could you possibly comment on trading so far this year, or give us some color on the numbers?

-------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Peter, do you want to handle cost of funds?

--------------------------------------------------------------------------------
Peter Hooley  - Smith & Nephew plc - FD

Our basic margin over LIBOR is about [150] basis points [indiscernible] perhaps if you use about three-quarters of a percent over LIBOR. Obviously, because we run our interest rate shorts, we'll be taking advantage, certainly in the next three years, of the short-term rates. We'll be locking in a large chunk of that. If you just go to the forward rates and add on about 0.75% and you'll be there.

I'll try to give quite explicit guidance on ... I don't think I'm able to give you a debt forecast going forward -- I've been told I'm not -- for the next three years. You've been given quite a good steer on the conversion ratio. And you've got the transaction costs, you've got the phasing costs, and you have an idea of what the cash costs look like in 2003 from that slide. So, you've got to start at the [indiscernible] and then [look at] cash flows. I've been told I cannot give you guidance on debt.

------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

Max, current trading conditions.

-------------------------------------------------------------------------------
Max Link  - Centerpulse AG - Chairman, CEO

The first few months, we have seen that [inaudible] of the last quarter of 2002 in the first two months of 2003. [inaudible] growth that we have [inaudible] continue at about the same rate, the 18%+. Orthopedics, again [inaudible] exchange rate [inaudible]. We are looking at around 18% in dental, around [inaudible] in spine. We're looking at about [inaudible]--

-------------------------------------------------------------------------------
Andrew Donnage Analyst

Can I just direct a question primarily at Dr Link. I guess I'm surprised I haven't heard this from any Centerpulse shareholders here this morning. Given the fact it's been no secret that Centerpulse has been looking for some kind of exit, or management looking for some sort of exit, the terms of the deal announced this morning, at first site, looked quite modest. If I had been a long-term shareholder, both in both in [indiscernible] since the IPO, and now latterly of Centerpulse, I note your share price chart twice conveniently missed out the fall from, sort of, SFr580 down to SFr50. I'd rather take the view that you were selling the family silver for not very much. And your sort of off-the-cuff remark about this is the best deal that we can do, could you elaborate on that and sort of justify the transaction on behalf of the minority shareholders in Centerpulse?

-------------------------------------------------------------------------------
Max Link  - Centerpulse AG - Chairman, CEO

Well, the rationale for this transaction for Alberto Actos(ph.) was actually quite simple. There were basically two reasons. The first is that the [state to compete]will vastly improve especially in the United States, and again it's one-half of the global market, two-

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thirds of the regular profits in the orthopedic market. This deal will allow us to go overnight from the state of a niche player right into the first league. We have now a market share, Centerpulse alone, in the United States of about 7%. The combined company would have a market share of anywhere between 15% to 17%. And this is the most profitable market in the world. So, we are much closer now to an optimal size than when we were on our own.

The second issue was, of course, the possibility to create now much more shareholder value, much faster than we could have done on our own. Again, the first reason for that is that they do compete. We are have now a nearly optimal size in the company. We have identified on both sides, independently of each other, synergies in the order of magnitude of Sfr100m. And last but not least, our stock will be much more liquid in the combined company than it was for either Smith & Nephew or in particular Centerpulse.

Now, with respect to the premiums, the transaction was really conceived as a [indiscernible]-premium merger. The reason, both sides bring considerable strength and offer assets to the table. But clearly, if you are looking for a premium, just look at the average price of Centerpulse in the last six months, and you will see that there would be a premium of close to 20%. But the key reason is that our shareholders will become shareholders of the new company, and there they will have a significant upside potential.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Thank you very much, Max.

--------------------------------------------------------------------------------
 Max Herman  - ING - Analyst

 Firstly, a quick question on the synergies. It's rare to be given the synergy number for a merger. Usually, that is left out or is not talked about. Could you explain a little bit more why you felt the need to give a figure on that? Secondly, in terms of the -- I think it's called the incentive purchase of that bid -- you mentioned that there would be (pound)50m that would be acquired as part of that. Is that going to go into the new vehicle to reduce some of the debt within Centerpulse and Smith & Nephew?

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Synergies, Peter.

--------------------------------------------------------------------------------
 Peter Hooley  - Smith & Nephew plc - FD

 I think the issue of synergies is-- I mean, we have put a very substantial program together to evaluate this combination. We used both our own people, and we obviously do study all the markets we operate in, including orthopedics pretty carefully. And we've also used external consultants, both in reviewing the market trend, the opportunity to profile both companies, and the ways these can be put together. It is clear that, at the margin, when you put two orthopedic companies together, given the structure of the sales force, that you are going to lose some sales people, however hard you try. Because of the strong sales relationship with the surgeons, I think there will be some friction at the interface. There have been a few case studies, which we studies elaborately, which are the Johnson and Johnson [indiscernible] take-over and the Striker-Hermetica(ph.) take-over. They adopted different strategies and different timetables to get their integration and implementation plans put together, and you can see what actually happened to their business both in units and volume. And basically, therefore, it is clear that there is a risk, which we will do our best to eliminate, of dissynergies, driven by the sales-to-surgeon interface at the time of putting this type of business together. It's a view that we have developed and tested, and we believe that we've got a sensible estimate of that in there. And quite frankly, it's an important part of the transaction. If we didn't disclose this now, we would not be doing the right thing by our investors. We do try and be honest and straightforward, and this is a part of it. Sometimes, it's-- This is very good news, but there is an element that we need to recognize as we move forward, that particular element.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Incentive--

--------------------------------------------------------------------------------
 Chris ODonnell  - Smith & Nephew plc - CE

 Incentive has 19% of the (pound)1m, plus the (pound)50m because they've got that cash on the balance sheet. When we buy the company, we get that cash. So, it's a wash. There's a timing issue. Obviously, there will be a week or so because we [indiscernible] the check before we can snap up the money. But it comes back again.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Alright, you look puzzled, but we get the money. "It'll be alright on the night", I think they say. Can I have a call from the back please?

--------------------------------------------------------------------------------
 Tom Help Analyst

 Good morning. Tom Help(ph) from Investech. Some quick questions. Centerpulse has never had the chance before. Can you give us some color on the reasons behind the product recall a few years ago? What did you learn then? What confidence do we really have that it won't be repeated again? I know it's a recurring nightmare for players in this industry.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

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 It's a very good question. I think I'll ask Max to keep it very brief otherwise we'll be here all morning.

--------------------------------------------------------------------------------
 Max Link  - Centerpulse AG - Chairman, CEO

 Well the product recall that happened in December 2000, so it happened nearly
2.5 years ago. The reaction we had, of course, was immediate. We called in several outside consultants. I think no stone was left unturned to find out what had happened. We went through a quality-assurance analysis in all our manufacturing plants around the world, and took the necessary measures which could be implemented to prevent any such thing to happen. As a matter of fact, nothing else has happened before. But it really showed to us very clearly the importance of quality assurance in [indiscernible].

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Thank you, Max. Another question please. Yes.

--------------------------------------------------------------------------------
Unidentified Speaker

 [Indiscernible] from [indiscernible] International. It's a question on the composition of shares and cash [indiscernible]. You refer to the leverage of the combined group afterwards, and the leverage of some peers. But it seems that you could have been a bit more aggressive on the use of debt, given that your [indiscernible] cover is easily [indiscernible] along times with CMs going up quite quickly.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 [Peter, would you answer that?]

--------------------------------------------------------------------------------
 Peter Hooley  - Smith & Nephew plc - FD

 [The way] deals unfold, that-- we took a quite firm view-- we are two things here. One is we are creating an industrial combine. The other thing is that we have an eye on shareholder value.

It is my judgment, and the board's judgment, that our share rating will start to be impacted if we start to take that much above 20% of market cap or start to take it--. We're nicely in investment grade. It doesn't take much. Bear in mind that, from a banking point of view, the medical device industry tends to have lower ratings than industry generally. So when you're putting that together you have to take into account how the banks will look at you, and what you don't want to do is come on in a fringe rating. And secondly, we are very conscious that one of our peers has significant debt on the balance sheet and we all know that Striker can very well in paying it down-- is a very sky-high rating accordingly. So we will not hang ourselves out on the debt wire.

From an industry point of view, from a rating point of view, or a [indiscernible] rating point of view-- and frankly there's been too many companies who have blown it by shelling out too much cash. [Indiscernible].

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Fair enough. Thank you Peter. Next question. Come back to you again.

--------------------------------------------------------------------------------
 Tom Help Analyst

 Just a quick question, follow up on the actual scale that you're talking about. Obviously [indiscernible]Smith & Nephew's history scale hasn't really been a big drawback. It seems to have been an advantage, in fact, to be smaller, maybe more nimble than big players. And therefore you've been gaining market share quite rapidly against them.

I wondered if you could explain exactly what you've seen out there, in future, that makes you feel now is the right time to build or expand that sales force by a giant leap rather than by the organic growth that you've been experiencing in the last few years.

--------------------------------------------------------------------------------
 Chris ODonnell  - Smith & Nephew plc - CE

 Well the organic growth has certainly been very good and we could continue on in that way. But there is a real opportunity here to step the scale up and take advantage of the additional margin which brings additional cash flow.

Actually, it is clear if you look at the orthopedic and the med-tech top quartile groups, they have several characteristics. They have high sales growth, they have high margins, and they have high cash generation. If we want to step up to that top quartile, and we do, then actually we need to find ways of getting there. Could we get there organically? Sure. But it would take a lot longer.

The opportunity here is to take a much bigger step forward and improve the investment characteristics of our business, because we still do trade at a significant discount from the orthopedic peer group. And we're now firmly up in that top league.

Therefore, coming back to you previous question, Peter, is very, very clear-- we're looking hard at the investment comparators across that group. And we believe that we will be able to demonstrate the same kinds of characteristics on a consistent basis going forward. It's a holistic approach to the whole program and enables us to move into that level much earlier than we could otherwise so do.

--------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

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Thank you, Chris. [Indiscernible].

-------------------------------------------------------------------------------
Tom Help Analyst

Thank you. Yes I think the point of my first question on the litigations missed. I understand the numbers on the statement, but what I was trying to get at is the 4,300 claims that have been received out of a total number of reconstructive surgery cases of 4,500, 5,000, 20,000, i.e. how many more claims could come in? What's the potential maximum?

Also, secondly, a question for Chris. Chris, you've suggested this is quite the ideal case for you. I know it's very hypothetical, but let's just say one of your competitors came in and topped the offer quite significantly and you missed out on Centerpulse. Where would that leave you, longer term, in the reconstruction market?

-------------------------------------------------------------------------------
Dudley Eustace - Smith & Nephew plc - Chairman

Can we tackle the first question while it's fresh.

-------------------------------------------------------------------------------
Peter Hooley - Smith & Nephew plc - FD

The whole product line [indiscernible] the whole product, [indiscernible] product [indiscernible], were about [20] [indiscernible] [7,000] roughly. Of that, we currently, also I mentioned before, we currently have around 3,700, roughly 3,750, revision surgeries filed with us as we know. Those are the numbers of revision surgeries that the hospitals have indicated to us that they have done.

The orange forms that had been filed with the claims administrator, you mentioned about 4,300 that is [indiscernible]. Obviously, a whole lot of orange, white, green, yellow, and red forms have been sent [out to] manufacturers. A total of 21,000 of those forms have been sent out into [indiscernible].

A lot of people are sending in typed forms that have nothing to do with the either the product that we have or the revision surgery that they had [indiscernible]. That's why you have the number of likely, or what the [indiscernible] industry calls it likely, [indiscernible]. And if I take again the likely [indiscernible] in the face of this [indiscernible], the number of revision surgeries that were indicated to us by the hospitals and the surgeons, and the actuary calculations that we've made, we come to a total number of possible revision surgeries by the end of the cutoff date that would be June 5th for the hips this year and November [17th]for the knees. If you take the revision surgeons that we have, which is a very low single digit numbers, [indiscernible] The latest numbers I have are zero to one revision per week. [Indiscernible] number of revision surgeries that will happen based on the recall [indiscernible].

-------------------------------------------------------------------------------
Dudley Eustace - Smith & Nephew plc - Chairman

Chris, your hypothetical question.

-------------------------------------------------------------------------------
Chris ODonnell - Smith & Nephew plc - CE

[indiscernible] something towards [indiscernible] was said. Obviously we have done, as we said, extensive due diligence on this.

It's perhaps worthwhile, maybe an answer to the earlier question as well, to say it's very important to understand the medical reason and what actually happens to these implants. What actually happened, and in manufacturing, there was a slight residue from the processing left on the surface of the implant which was the shell primarily that goes into the pelvis to house the hip socket. And such that the bone couldn't bond to the shell. Now that shows up pretty much straight away in 99.something number of cases and causes--.

We met with a number of people who have worked with this whole program, and one of them actually said to me, "[indiscernible], you are talking about excruciating pain here. The patient cannot live with the pain because the bone hasn't met the cup. There's no doubt about whether he or she needs a revision or not." Therefore if you look at the incidence of revisions, these products were all implanted before the end of 2000. Therefore, actually there had been a big spike in revisions and it's come all the way back down and is running at a very, very low level.

So what we're actually seeing, in that sharp issue, that this is an early find issue; it's not a delayed onset. So, therefore, that is what gives us all confidence that we're pretty much at the end run of these revisions, which are running at a very, very low level. And we've looked at these numbers in detail and absolutely confirm that.

Moving on to your other question, the issue of Centerpulse and Smith & Nephew, I think is a good description to say it's an ideal case to put two companies together. We hope, believe and expect that this will go through without a hitch, because it is a compelling case for both sets of shareholders, we believe. If somebody else is interested to do something, well, you'll have to really ask them about it. But we believe this is the right thing to do for both our companies. And we think it is a significant step forward for the industry. We do have some very strong protections built into this transaction, not least the enthusiastic support manifested in very concrete terms from incentives. We do have the very important fact that, whilst all the three major, historical mergers that have taken place in the orthopedic industry have generated significant shareholder value. There has never been a hostile takeover because of the nature of the sales force. If you lose the sales force, you lose the top-line growth and you lose the benefits. So, in this industry -- and quite clearly, we've studied it in great detail -- a hostile take-

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SNN - Smith & Nephew and Centerpulse combine to form
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over is a very, very risky maneuver, leaving aside that the nature of the climates in the markets around the world today, from a financial point of view and a geopolitical point of view, the actual issue of implementing something on a hostile basis is extremely difficult. Therefore, we believe that this is the ideal case for us to take forward. We're very happy to present it to all of you.

-------------------------------------------------------------------------------
 Dudley Eustace  - Smith & Nephew plc - Chairman

 Thank you, Chris.

-------------------------------------------------------------------------------
Unidentified Speaker

This is a question to Dr Link. What percentage of shareholding is required for a blocking minority vote at Centerpulse, according to your--?

-------------------------------------------------------------------------------
Max Link  - Centerpulse AG - Chairman, CEO

So that the transaction can't take place?

-------------------------------------------------------------------------------
Unidentified Speaker

To prevent someone else from entering a bid, making it difficult for them to come in and conclude a deal?

-------------------------------------------------------------------------------
Max Link  - Centerpulse AG - Chairman, CEO

67%, two-thirds.

-------------------------------------------------------------------------------
Unidentified Speaker

And a blocking minority vote?

--------------------------------------------------------------------------------
Max Link  - Centerpulse AG - Chairman, CEO

34%.

--------------------------------------------------------------------------------
Unidentified Speaker

This is a question for Chris. You indicated that you studies the merger of Johnson and Johnson and [indiscernible] extensively. I was wondering if you could share some of the things that they did very well, so that you could benefit from their experience. And also the challenges in integrating the two businesses.

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Chris ODonnell  - Smith & Nephew plc - CE

Right. Thank you. Well, interestingly enough, the two companies pursued different strategies. J&J went for a very early integration of sales forces on a very clear basis. They also faced a particular problem which we don't face, which is that their biggest single product line was under-priced. So at the same that they were trying to put the two sales forces together, they were also trying to deal with getting the prices up on J&J Knee, which was significantly below the market average. What actually happened is that those two factors together caused them to lose-- They retained the majority of the sales force, they lost some volume, but they made it up on price. So, they actually showed a growth that was about 5% below the industry average for a significant period of time. They basically handed the international sector over to the [indiscernible] business and let them get on with the integration there.

In terms of Striker-Hermetica(ph.), they kept the organization separate and independent for some considerable while in the US, and longer internationally. That actually caused them more problems than the J&J integration because people tended to harden up their attitudes. Therefore, they actually saw an accelerated loss of people, particularly in the international marketplace. It was around about a year or so after the acquisition. And you could see the dip in their growth rate. They still grew, but you could see the dip in their growth rate.

Our integration plan, which we will be rolling out and getting in place prior to the close of the transaction, will cover a smooth integration, particularly of the orthopedic sales force, and a planned integration of the supply chain, so we get the purchasing leverage in place particularly. The sales force is really helped by the fact that the boundaries are very clear. Centerpulse is very big and strong in Europe. In the US, Smith & Nephew is stronger, but with geographic balance that is quite remarkable. In Florida, Texas and California, with exception of east Florida, where we are very strong, Centerpulse is strong. So, essentially a no-brainer, virtually, to work out what needs to be done there and to integrate it smoothly. Where we do have issues, we will also use the opportunity to redeploy more sales people between the trauma and reconstruction divisions, which we've set up within our orthopedic business, to give a stronger presence in trauma and recon. We talked about this at our results sequence, and in actual fact, we expect this to pick up the growth of our trauma business going forward, which has only really been growing just above market rates, as opposed to recon growing significantly above. This will enable us to have a dedicated trauma sales force in all major metropolitan areas much faster. Again, we're going to make value gains much faster. So, they are the main things we're taking into the integration planning, and will be rolling that out with our employees across the those business between now and the period of the close, so that we hit the ground running the date the transaction is complete.

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Chris ODonnell  - Smith & Nephew plc - CE

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SNN - Smith & Nephew and Centerpulse combine to form
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Thank you. We have time for one or maybe two more questions.

--------------------------------------------------------------------------------
Anthony Kazavitz  - Deutsche Bank - Analyst

Anthony [Kazavitz], Deutsche Bank. Three points, if I could, just to clarify. First one, could tell us whether there is any due diligence outstanding, or have you done everything you wish to do? Secondly, I'd like to follow up on the Incentive side of things. Are the [acceptances] that you have irrevocable in all circumstances, or are there exceptions? And the second part to that, maybe you could give us details of your right of first refusal, when it comes to the Incentive stake in Centerpulse. My third point is to do with those four large shareholders in Incentive. Do you know if they plan to take stock in the mix & match to gain greater exposure to the new company? Or will they take the stock and cash?

--------------------------------------------------------------------------------
Chris ODonnell  - Smith & Nephew plc - CE

We have no significant matters outstanding in terms of due diligence. We've done very thorough due diligence on a public company basis.

With regard to incentive, I'm just looking at what it actually says in the statement, which is really the best summary. The 77% of Incentive shareholders, of which I am number 4, have given us relative undertakings with respect to our offer, with regard to Centerpulse shares, until such period as our offer is complete. The right of first refusal we have is to match any price of anyone else coming in there. That's basically what it boils down to. So, we feel like it is a very solid and supportive position.

--------------------------------------------------------------------------------
Anthony Kazavitz  - Deutsche Bank - Analyst

And the four shareholders are [indiscernible]?

--------------------------------------------------------------------------------
Chris ODonnell  - Smith & Nephew plc - CE

The four shareholders, we believe they will take roughly the same mix of shares and cash. They are subject to the mix & match. There's a common pool of mix & match. We have some idea as to individual preferences, but they have not made a formal action. It is their rate to make any election they wish within the mix & match pool. Further, they'll take the same fixed cash sum. If they want to elect the mix & match in either direction, then they're welcome and free to do so.

--------------------------------------------------------------------------------
Dudley Eustace  - Smith & Nephew plc - Chairman

We've got time for one last question, or not at all. If that's it, thank you very much for your attendance and your questions. We look forward to completing this transaction in due course. Thank you.

--------------------------------------------------------------------------------

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                                                                Final Transcript



   CCBN StreetEvents

   CCBN StreetEvents Conference Call Transcript

   CEP - Centerpulse and Smith & Nephew Conference Call

   Event Date/Time: Mar. 20. 2003 / 10:30AM ET
   Event Duration: N/A


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CEP - Centerpulse and Smith & Nephew Conference Call
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CORPORATE PARTICIPANTS

Chris O'Donnell
Smith & Nephew plc - CE

Dr. Max Link
Centerpulse AG - Chairman & CEO

Peter Hooley
Smith & Nephew plc - FD

CONFERENCE CALL PARTICIPANTS

Katherine Martinelli(ph)
Merrill Lynch - Analyst

Harvey Morris(ph)
J. P. Morgan - Analyst

Milton Shue(ph)
Bear Stearns - Analyst

Scott Davidson
Piper Jaffray - Analyst

Rotwith Deliria(ph)
Lehman Brothers - Analyst

William Plavoni(ph)
First Albany Corporation - Analyst

Brian Lawrence
Analyst

Steve Hammell
RBC Capital Markets - Analyst

Transcript

--------------------------------------------------------------------------------
Editor

Transcript contains several audio breaks due to audio difficulties during conference call itself.

--------------------------------------------------------------------------------
Operator

Good day everyone and welcome to today's teleconference regarding Smith & Nephew's acquisition of Centerpulse. Today's call is being recorded. Hosting the call today will be Mr. Chris O'Donnell, Smith & Nephew's Chief Executive Officer and Dr. Max Link, Chairman Chief Executive of Centerpulse. Mr. O'Donnell, I would now like to turn the conference over to you.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Thank you very much. Good afternoon to everybody in the U.K. and good morning to everybody in the U.S. I am very pleased to be here today with Dr. Max Link and Urs Kamber, the Financial Director from Centerpulse and also Peter Hooley, the Finance Director from Smith & Nephew to talk to you about the very exciting news we announced this morning of the combination of Centerpulse and Smith & Nephew to form new global orthopedic leading company.

Hopefully you have all got the webcast presentation. We have a variety of ways of dealing with that. Hopefully you have all got access to it.

We will try and move through this fairly quickly so we will have some time for the end. And we will share this between the team here.

[indecipherable] on the slide numbers 5, but just to say that the combined group going forward is a very powerful combination of two complementary businesses. It joins this global leading group in orthopedics. Clearly orthopedics itself is a very attractive growth market at the present time. [telephone audio break] not just because of their common European heritage, but also because of their common high standards and thought process about science, engineering and technology.

We regard these strengths and we will talk about them some more as very complimentary. And we cannot only bring significant long-term value creation to our shareholders we could also drive some significant near term benefits from this transaction to the benefit of both Centerpuls and Smith & Nephews shareholders.

Going forward, the management and board of the company are Dudley Eustace, who will take the post of Chairman of the

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CEP - Centerpulse and Smith & Nephew Conference Call
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combined company; I will be the Chief Executive and Peter Hooley will be the
Finance Director. Dr Max Link will be appointed Vice Chairman of the Smith & Nephew Board [inaudible] and Rene Braginsky, a non Executive Director of Centerpulse, will also join our board as a non-Executive. So we are looking to run this very much as a business combination going forward and to derive the benefits from merging two great companies.

I would like now to turn it over to Dr. Max Link to give you his view and the view of Centerpulse of the benefits of this transaction.

--------------------------------------------------------------------------------
Dr. Max Link - Centerpulse AG - Chairman & CEO

Chris, thank you very much. Good morning and good afternoon. Let us proceed on page 8 with the transaction details first. The Headline Offer price for Centerpulse shareholders is CHF 282, which represents a value of Centerpulse [telephone conference audio break].

The Centerpulse and InCentive shareholders' have the pro forma ownership of 24% of the combined group.

We anticipate a secondary listing on the Swiss Exchange. [telephone conference audio break] And the incentives have hold has risen over 90% of the share capital. [inaudible] Capital AG was made by Smith & Nephew. And shareholders owning 77% of InCentive have already undertaken to accept InCentive's offer.

Now let us describe briefly who and what Centerpulse stands for page 9. Centerpulse is the leading reconstructive implant company. We are the No. 1 by far in Europe with 22% market share and actually still growing. We are however, number 5 globally and No. 6 in the U.S. [inaudible] merger combination does is that it catapults the combined company from -Centerpulse- a niche company into the much more profitable [first league] in the United States.

Since the acquisition of Spine-Tech in 1999, Centerpulse has had a solid global position No. 5 in spine with a 7% market share. We also [indecipherable] our Dental division which is the global No. 4 in Dental with a 12% market share.

On page 10, we briefly review the results of Centerpulse in the year 2002. As you can see we have in local currencies for the continuing businesses [inaudible]. For the continuing businesses, sales growth of 14%, again local currencies.

[inaudible] Spine, we came up with a remarkable growth rate of 10%, but this was a little bit below market the performance of Spine has again recovered in the first quarter of this year.

[inaudible] in 2002 was back to 18.4

Page 11, how did the share price develop? As you can see, by July 01, we had a steady appreciation of our share price. [telephone conference audio break]

....preceded by a collapse of the share price, because of the litigation, which we had in the United States. Just looking at 2002, the share price depreciated by 250% by far the highest rate in Switzerland which really puts us in the No. 1 position. [inaudible] from the forty-ninth position to the twenty-sixth position.

Page 12 what are the benefits of this transaction of Centerpulse investment? First of all the combined group has the financial capacity [telephone conference audio break] ...is much better than each one of us could have done this by themselves. Together we are now the third largest global orthopedics company in the world. We have the scale to compete now and we have a diversified product portfolio.

Centerpulse [inaudible] we now share is the upside of the combined group. Again, if were up at the end of the road and the prospects for Centerpulse alone would be quite good, but not as promising as the up side of the combined group of the size and scale we have now.

Last but not least, the stock of the new Swiss [indecipherable] will be much more liquid than either the stock of Smith & Nephew or Centerpulse would have been [telephone conference audio break].

The Swiss heritage is maintained. We do plan a secondary listing in Zurich. Also Winterthur will remain the key-manufacturing center in Europe. Centerpulse, the shareholders will be represented on the [new goal] of the Smith and Nephew Group with two seats.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Max. Thank you very much for that very clear analysis of the transaction and the benefits of it. On page 14, we start to look at the benefits in a more quantified way. The combined business is the world No. 3 in the wider 14b orthopedics market. It transforms the scale of the two companies in reconstructive implants in particular. As we'll see, complimentary product strengths and technological focus and a complimentary geographic fit. Additionally, the spinal segment is the fastest growing segment of the orthopedic market and this gives a combined group an enhanced position in that market and there are significant synergies and margin improvements that flow from this.

[telephone conference audio break] materially so by 2005. I will take you through most of these elements in the next few pages. [telephone conference audio break]

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Operator

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CEP - Centerpulse and Smith & Nephew Conference Call
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Gentlemen, please go ahead.

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Chris O'Donnell - Smith & Nephew plc - CE

Okay. The scale comparison in the global orthopedic sales and the reconstructive sales sees the group jump up the competitive table very rapidly into a pretty close third place behind J & J and Stryker in the top league of orthopedic companies worldwide. This is not just a transaction, which is important to Smith & Nephew and Centerpulse, it is an important transaction for the industry. It is going to change the face of the orthopedic industry.

In reconstructive similarly, a very positive step up, very, very close to Zimmer and just behind Stryker and J & J.

If we look at the geographic bit on the next page, the European position becomes a clear leader across Europe, mainly based on the strengths of Centerpulse with some trauma products and some knees added in there from Smith & Nephew. [telephone conference audio break] ...some three or four places to get close to what we regard as pretty much of a magic number as a long-term stability in the marketplace of about 15%.

Products - global No. 3 in hips and No. 4 in knees and some great technologies embodied in those, particularly related to [tribology] where we have the full range of options available to surgeons. And you can see a big step up particularly in hips in the market share positioning. Again we are up in the critical territory of north of 15%.

Spinal - a very interesting entry for us into this market. Smith & Nephew, we have said it is too late for us to develop our way into this market. We would be interested in acquiring a business if it were available to give us a platform for growth in spine. And we are delighted that as part of this business combination, Spine-Tech, which has a 7% share, most of it being in the U.S., has come across into our business. We are looking forward to continuing to develop that through existing product lines and some of its planned new product introductions and to continue to look for new products through acquisition and licensing.

Slide 19 gives you a picture piece of the shape of the combined group. You can see that over 50% is [telephone conference audio break] ...and the balance up to 75% is in the wider orthopedics. We can see continued strong positions for the rest of our Endoscopy business and Wound Management as we go forward.

Market growth, I know as analysts and investors you will be very familiar with the market growth position in orthopedics. We have also added advanced Wound and Endoscopy and Dental onto this chart. This is a tremendous position to be in, to see so many global marketplaces growing in double-digits. This gives the group tremendous forward growth potential. You can also see that we have some very strong combined market positions going forward. We look forward to improving that over the years, as time goes on.

On page 21, we tried for the first time in this conversation to give you a picture of where the benefits are going to arise in this transaction. In the short-term, we will drive (pound)45m of annual cost savings, largely focused on administrative savings, manufacturing, supply chain streamlining and generally back-office and corporate cost reduction.

The next stage is really at the selling level. Opportunities for the broader product offering and introducing the products through the standard sales force, getting on to twice the size and making appropriate investments behind that sales force. This should move our group margin up to 23% by 2005/6. As against the previous Smith & Nephew target of 21%.

Then we are into the field where the real long-term value is driven in orthopedic acquisitions, where you bring on unified new products out of a single R&D pipeline which you can afford to deploy on a wider front and the benefits transfer best practice across the business and opening of new accounts with the combined strength of the two businesses. So we do expect to see superior long-term growth as a result of combining these two businesses.

I will now ask Peter Hooley to talk you through some of the very specific financials that are associated with the transaction and the nearer term benefits. Peter.

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Peter Hooley - Smith & Nephew plc - FD

Thank you Chris. Hello and good morning everyone or good afternoon if you are still in the U.K. [telephone conference audio break] ...The combination of ourselves and Centerpulse creates a (pound)1.6b sales revenue business that is in sterling terms, in dollars that is $2.5b. It is based on 2002 numbers. Of this 74% is engaged in the wider defined orthopedic sector of joint implants, trauma, arthroscopy, spine and dental implants.

The figures [telephone conference audio break] ...with similar growth and margin characteristics last year. With Centerpulse contributing roughly 30% of the combined hold. [telephone conference audio break] ...with Smith & Nephew particularly strong in implants in the U.S. and Centerpulse seeing its U.S. implant business growth to recover to above market rates.

Operating margins in the same at 18% for both of us. With similar scope to realize benefits of scale going forward.

Looking now at cost savings. The strategic benefits of a merger in orthopedics are long-term coming from the scale advantages in R&D, unified product ranges and increased presence of major customer groups. Medium term, the benefits are in the areas of

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cross selling and the ability to invest in the sales and marketing for growth.

But first, there will be some sales synergies [telephone conference audio break]. ...But we expect cross selling to start to mitigate this in 2004 and overtake it in 2006. [telephone conference audio break]

Short-term, savings are primarily in the areas of elimination of duplication in administration, manufacturing overheads, logistics and R&D. Here we are targeting (pound)45m of cost savings, per annum, by 2005, out of three distinctive project areas; integrating manufacturing and associated back-office functions; combining sales, marketing and logistics offices worldwide; and rationalizing corporate functions.

The cash costs in terms of this are estimated at (pound)130m, to be taken as exceptional items over three years. Whilst we are looking at a respectable return of 35% on cash costs. Many cash costs really cannot be determined until later on and we will give guidance on this after completing the transaction.

Let's look at the financial effects. In the early years, these essentially evolve around the cost savings, which we anticipate will increase group margins by roughly 2%. Enabling us to set a new group EBITA target of 23% by 2005/6. Within the combined orthopedics division, that is reconstructive and trauma, the margin target rises to 27%, which brings us on a par with that of our industry peers.

Higher margins come through wholly as cash and should give us a cash conversion ratio of between 75% and 80% by 2005 once the non-recurring cash costs are out of the system.

The tax charge on a pre-amortization basis should be maintained at 29% going forward. Centerpulse has a third of its EBITA in relatively low tax Switzerland and the new top company, which I will describe later, helps preserve this.

Taking all of this into account, we anticipate meeting our pro forma weighted average cost of capital in 2005. In EPSA terms, we expect mid single digit accretion in 2004 and approaching double-digit secretion in 2005. Which are strong returns.

Turning now to the transaction structure. This contains two particular features. The first is a new UK registered holding company; tax resident in Switzerland to preserve Centerpulse's advantageous tax status there. We expect Smith & Nephew's present listing and FT 100 membership to be transferred to this holding company.

Following the UK Court approval, at the same time as our annual general meeting to approve the transaction, the holding company will merge with today's Smith & Nephew and then be in a position to acquire Centerpulse. Arrangements that exist in UK tax status will be retained for shareholders outside Switzerland in respect of dividends.

The other feature of the transaction is that a dual bid has been launched to acquire InCentive at the same time as Centerpulse. This is at the request of InCentive. The bid for InCentive will be done on precisely the same terms as the main bid, adjusted only to reflect the fact that there will be cash balances of around (pound)50m in InCentive after the realization of its other interests.

The overall consideration of both bids is (pound)1.1b in shares and (pound)400m in cash with a mix and match facility offered to Centerpulse shareholders for those who want more or less cash. The precise exchange ratio is 25.15 new Smith & Nephew group shares for each Centerpulse share, plus CHF 73.4 in cash for each share. This will involve issuing 298m new shares representing 24% of the new group.

Turning to the timetable, needless to say the transaction will need Smith & Nephew shareholder approval and the key events in the timetable are the circular and listing particulars to be posted in April, our extraordinary general meeting in May and the transaction closure of around mid-year.

Looking now at financing. We have underwritten bank facilities in place for (pound)1.3b, faced out over 3 and 5 years. So that we have at least (pound)500m available in years 4 and 5. The initial on peak requirement is for around (pound)1b this year, as built up on the slide. We have inserted cash into the equation, so as to provide Centerpulse's shareholders with a choice, utilizing the mix and match and also to provide us with a modicum of leverage.

But as you know, the financial characteristics of our industry peers is that for moderate financial leverage and we have borne this in mind in structuring the transaction. Peak debt is moderate and around two times EBITDA and at around 20% of the new market capitalization.

As you will expect, we have been attentive to the product recall issue, where low levels of revisions continue. We believe that we have made sufficient allowance in the terms and structure of the transaction and it's funding for any possible claims beyond those covered by the settlement and Centerpulse's provisions.

Dividend policy remains unchanged, namely that of moderated increases as we build up our financing capability and now as we pay down this debt. The first dividend on the new shares of Smith & Nephew group will be the interim dividend out of existing Smith & Nephew's first half profits.

Just looking now at a few other bits of financial information. This slide is designed to give you guidance on the matters that you normally request, particularly in the sector of currency and cash flow. Translation currency today is broadly neutral relative to 2002. On the one hand, the dollar has weakened from an average

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of $1.51 last year to $1.58 today whereas the euro has strengthened from
(euro)1.59 to (euro)1.46. And the Swiss Franc has strengthened from CHF 2.38 to
2.16. These basically net each other off, Smith & Nephew with a small minus and Centerpulse we reckon with a small positive at the profit level.

I set out the cash flow drivers. Essentially use 2% for the excess of capital expenditure over depreciation. CAPEX is slightly higher than previous guidance as we invest further in surgical instruments for sales growth. Working capital requirements of incremental sales will start at about 27% of sales growth and should fall to 25% as we benefit from combined logistics. Finally, the number of shares that will be in issue after the deal will be 12 28m.

We see this transaction as a substantial value creation exercise for both Smith & Nephew and Centerpulse shareholders. Cost savings initially from sales and marketing synergies in the medium-term will add substantially to profits. Cash generation will improve from higher margins and better asset utilization. We also believe that by transforming our business into the global No. 3 player in wider orthopaedics, that this should substantially raise the profile and positioning of the company to the investment community.

More fundamentally it produces a much stronger and more competitively sized group for the longer-term, with the capability of exploiting the sizeable opportunities that will arise in the industry in the future.

With that I am delighted to hand you back to Chris.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Thank you Peter. I have a summary slide here, which really echoes many of the things we have talked about. Significant long-term value creation from this major business combination. It is earnings enhancement in 2004 and materially so in 2005. We will see accelerated margin improvement from scale and synergy benefits. And it truly is remarkable that the two businesses have such complementary product and technology strengths.

Simply put, this is an opportunity to create a global orthopaedics leader in a fast growing market. Now in the slide pack, which is on the web, there is additional information on product line-up, product portfolio and also information on the Centerpulse Financial Results for 2002, which are also released today. One thing I should point out because this caused a little bit of confusion is that unusually for a U.K. or U.S. release, it has all the major conditions of the two transactions on the back.

The reason for that is parallel releases were made to the Swiss market in the form requested and specified which are of a much more legalistic structure and which do include all the conditions to the transaction. That is in fact added to the bulk of the note and just means that all investors have access to the same information, which is obviously what we are seeking from either company's points of view to do.

So with that and on any of these topics, I am happy to turn the session over to sessions. As usual I am sure the Operator will request that you identify yourself and your company before asking the question. Operator, could you do that for us please?

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

QUESTION AND ANSWER

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Operator

Thank you. Ladies and gentlemen, if you would like to ask a question at this time, you may do so by pressing the star key, followed by the digit one on your touchtone telephone. Once again, that was star, one. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and will take as many questions as time permits. Once again, that was star, one. We will take our first question from Katherine Martinelli(ph) with Merrill Lynch.

--------------------------------------------------------------------------------
Katherine Martinelli(ph) - Merrill Lynch - Analyst

Good morning and good afternoon to whoever is in London. A quick question just first on the mechanics. In the press release, it does mention that Smith & Nephew retains the right of first refusal in the case of a competitive bid. Can you just give us a sense of how firm the deal is and just to give investors some confidence we are not going to go into a bidding war, or what your kind of limits in terms of where the valuation could get pushed here? And in that case, is there any type of a break-up fee?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Katherine, let me have a shot at that. The way we look at this, the structure of this transaction gives a very fair price for shareholders of both companies who have made a parallel offer for InCentive, who is the biggest single shareholder in Centerpulse. And as part of that, we have requested and may have agreed very hard irrevocables to support their position. The Board of Directors of Centerpulse and the Board of Directors of InCentive have recommended this transaction and 77% being the four main shareholders in InCentive have agreed to irrevocables, which include a right of first refusal option.

That just makes it a very hard irrevocable. That's the impact of that. It's not a signal that we either anticipate or are looking for a "bidding war". It really means that Smith & Nephew has the right to acquire 20% of tentacles under any circumstances. That is a very significant deterrent to any further transaction, any further interlope.

Now while we are on that topic, I think the other issues are that we do see obviously as Max said earlier, that [inaudible] of course Centerpulse's shares have moved against the market over the last several months. So if you will, there is a slightly more hidden premium here. But this does represent very good value, we believe, for shareholders, both in terms of today and opportunities for sharing in the forward growth tomorrow.

--------------------------------------------------------------------------------
Katherine Martinelli(ph) - Merrill Lynch - Analyst

Okay that's very fair and helpful. And if I could just ask one more question in terms of, and it probably goes back to the de-synergies. Could you just help us get a sense for the strategy going forward and maybe it relates to geographic mix in terms of how you are going to attack hospitals that maybe are selling both Smith & Nephew and Centerpulse products. Are you going to be doing this merging product lines, keeping most of the sales force in place and offering both products? Or is there going to be pretty significant re-cut of the sales force out there?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

We put out today, in addition to the public communications to our sales forces on both sides [inaudible], our policy going forward here. And our policy here is that the customer comes first and we will support the customers with the products that they are used to receiving. In principle, we will support them through the sales network and sales skills that we have build up on behalf of both companies.

We have some real opportunities to tackle this going forward, in that one of the things that Smith & Nephew announced earlier this year is the de-visionalization of our orthopaedics business into reconstructive and trauma. And there is an opportunity to look at in a creative way, looking at the coverage patterns to make sure that we maximize the benefits and the skills of the Centerpulse and Smith & Nephew sales forces in markets across the world.

It so happens that Centerpulse is extremely [inaudible] in certain European countries and mainly the big countries of the Central European mainland, where Smith & Nephew is stronger in the periphery [inaudible] and Belgium, countries like that. Whereas France, Germany, Italy and Switzerland are really very strong countries for Centerpulse. So there will be some really [indecipherable] things happening there. Where we can add the strength together and combine the cost base.

In the U.S. Centerpulse is very strong in the Southern States and Smith & Nephew has much more strength in the rest of the country. We will have to work our way through all of these on a go-forward basis. But it is our aim to keep the produce base and the sales structure in place to continue to serve our customers best. And we have said to the people in our business, it's business as normal for the next 6 to 12 months while we study the opportunities and work with you to deliver the best market position to our customers.

--------------------------------------------------------------------------------
Katherine Martinelli(ph) - Merrill Lynch - Analyst

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                                                                Final Transcript
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CEP - Centerpulse and Smith & Nephew Conference Call
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So as of right now, the (pound)45m in cost savings by 2005, that is not going to be primarily coming from sales force and main changes to the sales force?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

There are no savings coming from sales force and there is almost no savings coming from R&D. The savings will come from manufacturing, supply chain and back-office administration. And we have today, through Centerpulse, notified the work force at the Zurich Head Office of Centerpulse, that office will be closed and we will work out with them what their individual futures are. Some may have opportunities in [inaudible]. Okay?

--------------------------------------------------------------------------------
Katherine Martinelli(ph) - Merrill Lynch - Analyst

Great, thank you.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Thank you Katherine.

--------------------------------------------------------------------------------
Operator

We will take our next question from Harvey Morris(ph) with J. P. Morgan.

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Good morning guys and congratulations. Just first following up on Katherine's questions. If you look at the combined sales force right now, do you have a sense of what percentage of the sales force that there is actually an overlap? I know that you are going to try and keep both sales forces relatively intact over the next 6 to 12 months. But just trying to get a better understanding of what your strategy is going to be where there is a significant amount of overlap between the two?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

That is something we have got to work on in some detail. This is a business combination of two public companies. We have done due diligence in both directions obviously. But we have not got down to individual sales territories to be able to answer that question fairly Harvey. We do think, however, [inaudible] if you look forward on independent reconstructive and trauma businesses, which are very successful where we see the independent sales resources, probably the separate sales resources coming through. This is a real opportunity for us to exploit in this area. And [inaudible] hello, is anybody on the line there?

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Yes, actually-

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Operator, we seem to have lost the connection?

--------------------------------------------------------------------------------
Operator

Mr. O'Donnell?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Hello Operator?

--------------------------------------------------------------------------------
Operator

Hi, can you hear me?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Harvey is that you there?

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Yes, I can hear you now.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Okay, fine, the call shut out for a minute or two.

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Okay. And what I would also love to hear is really your thoughts on the relative importance of scale in the reconstructive implant market? If you think about the last 5 to 7 years, the fastest growing companies in hips and knees have actually been the smaller players like yourselves and Biomet and Zimmer and so forth. Can you talk about how you think the next couple of years could play out? Being that you are now one of these larger players and a top 3 or 4 player in orthopaedics?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

The very clear two strategic benefits are that operating at a higher scale, you can move your margin up by roughly 3 percentage points by comparison with being a player of the size of Smith & Nephew or Centerpulse separately. The second thing that I think is

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                                                                Final Transcript
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CEP - Centerpulse and Smith & Nephew Conference Call
--------------------------------------------------------------------------------

extremely important is to stay very focused on the customer and on the technology and development. And I think the other strategic benefit is the ability to focus R&D resource on the marketplace and to particularly as the technology is now moving upstream into things like sophisticated non-invasive stimulation, also biologicals, more advanced varying technology and computerated surgery to have the money to place the best necessary to drive the business in the future. I do think that focus is extremely important and we will retain this focus in our business by our philosophy of strong, strategic independent business units. Okay?

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Great. Thanks Chris. And if I just ask Peter one question about the accretion analysis going forward? How much of the accretion in 2004 and beyond or 2005 for that matter is coming from your move to Swiss tax status?

--------------------------------------------------------------------------------
Peter Hooley - Smith & Nephew plc - FD

Basically, we are managing to let's call it hold both companies' tax rate going forward. The threat is, if you can call it a threat, yes I suppose you can, is that the U.K. legislation actually is [inaudible] and that on profits on low-tax environments [inaudible] U.K. rate, so what we would effectively be doing is that we will be losing the Swiss tax advantage. So it is not so much, you could call it a gain, it's preventing a loss. There is some gain in it, but the main thing is preventing a loss.

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Great, that's helpful. Thank you guys, I appreciate it.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

The benefits largely are slightly further out than 2005 because as Peter pointed out, it is a long-term benefit.

--------------------------------------------------------------------------------
Harvey Morris(ph) - J. P. Morgan - Analyst

Thank you and congratulations.

--------------------------------------------------------------------------------
Operator

We will take our next question from Milton Shue(ph) of Bear Stearns.

--------------------------------------------------------------------------------
Milton Shue(ph) - Bear Stearns - Analyst

Good afternoon and congratulations from me as well. Chris, I know you discussed this in the last five minutes, but could you just go over again the factors that you think will sort of successfully drive this integration? This is a relatively large sized acquisition for you guys. I mean have you looked at what Stryker did, obviously you probably have looked at the Stryker acquisition and J & J in the past, their debt pay-down, manufacturing facility shutdowns. Are you guys moving to Memphis where you guys have already expanded the facilities there? Or debt pay down issues?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

We are going to work through all of that. We have a very clear philosophy at this stage. And what our next step is, having got the transaction announced is now to sit down with the management of the two businesses and work our way through each of the businesses, orthopaedic, spine and dental and work out the plans going forward to maximize the benefits. We will be using some consultant help and we have already done that to look at the learning points [inaudible] and clearly we will roll out a game plan over the next two or three months, so that we are in a position to implement very smoothly and effectively when the transaction closes.

I think the market has moved on since those two transactions were done and the prizes now are actually for strong representation, strong sales representation and advanced technology that helps both the surgeon and the hospital do their jobs. And we have got to maximize that in the orthopedics and the spine [inaudible] slightly different model. And we are going to work hard to do that. We will put some very serious resources and programs into it.

--------------------------------------------------------------------------------
Milton Shue(ph) - Bear Stearns - Analyst

Okay.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

I can't be more specific than that at this point in time.

--------------------------------------------------------------------------------
Milton Shue(ph) - Bear Stearns - Analyst

Okay. And turning to the U.S. reconstructive market, market share shifts have been incremental just maybe 1% or 2% at the most every year. Even although you are a larger combined entity going forward, what makes you sure or more certain that you can leapfrog or takeover a couple of percentage points of market share from Stryker and J & J?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Well it will certainly take some time. But we do believe that both companies have very strong technology, a very long-term

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                                                                Final Transcript
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CEP - Centerpulse and Smith & Nephew Conference Call
--------------------------------------------------------------------------------

commitment to this marketplace and some talented and experienced management in place, which are the ingredients that we think can continue to bring the surgeons across to Smith & Nephew and Centerpulse and actually continue and accelerate that trend. Our Oxinium products with Smith & Nephew, the Unispacer from Centerpulse, the [indecipherable] from Smith & Nephew are all going to be great bits for the two sales forces to work on as we work through the integration plans. And obviously computerated surgery, we all believe is going to be a major driver in the future. And we will have one of the best in the field.

I think what is interesting as a reflection is, 10 years ago Smith & Nephew was No. 6 in [indecipherable]. Today we are No. 1 and we did that by focus, by investment in sales force and in R&D and we are going to work away in orthopaedics at that level of focus and dedication, because we believe there is a wonderful opportunity here to both serve the patient and medical community and also to generate superior returns to our shareholders.

--------------------------------------------------------------------------------
Milton Shue(ph) - Bear Stearns - Analyst

Okay. Last question, as you transition to just integrating the two businesses, any potential lumps in the road you might see over the short-term? Have you figured in any sales force [nutrition] especially in Europe? Thanks.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

We have done that and I think Peter referred to the fact that we do expect to see some de-synergies and the [inaudible] okay thanks.

--------------------------------------------------------------------------------
Operator

We will take our next question from Scott Davidson with Piper Jaffray.

--------------------------------------------------------------------------------
Scott Davidson - Piper Jaffray - Analyst

Hi good afternoon.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Hi Scott.

--------------------------------------------------------------------------------
Scott Davidson - Piper Jaffray - Analyst

Chris, I wondered both Centerpulse and Smith & Nephew have done a lot of rationalization of their individual business portfolios over the course of the last several years or so. Can you talk maybe just in general terms, I know that you are early in the process, but as you look out over the portfolio of the combined business, would you expect to make any more divestitures over the next couple of years or so?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

The answer is very simple. At this point no. We have worked up a more advanced thought process with regard to orthopedics and the opportunities there. We have looked pretty hard at spinal, we really haven't spent too much time on dental. We need to spend more time in spinal and dental than we have to look at where the opportunities are for taking these businesses forward in the best way. There are very exciting opportunities in both areas, we need to find the best way of dealing with them.

--------------------------------------------------------------------------------
Scott Davidson - Piper Jaffray - Analyst

Okay great. And then I think you had referenced surgical navigation in response to one of the prior questions. Can you talk about any changes that you might see there? Obviously that was an area that both companies had been pursuing independently. Any change relative to your relationship with [Mantronic] and the [Ion] system? Can you just flash that out a little bit?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Well Smith & Nephew's position is that we want to work with multiple partners. We currently have relationships with [Mantronic], with BrainLAB and most recently with GE. We look forward also to working with the [indecipherable] system from [indecipherable]. We believe that the way forward is to offer the hospital and the surgeon the choice of system for the opportunity to work with advanced products. That fits very well into our overall strategy.

--------------------------------------------------------------------------------
Scott Davidson - Piper Jaffray - Analyst

Very good, thank you very much.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Thanks Scott.

--------------------------------------------------------------------------------
Operator

We will go next to Rotwith Deliria(ph) with Lehman Brothers.

--------------------------------------------------------------------------------
Rotwith Deliria(ph) - Lehman Brothers - Analyst

Hi, good morning everyone. I believe Milton asked this question, but the line dropped on us and we could not get the answer you gave. So the question is Peter talked about the sales de-synergies,

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                                                                Final Transcript
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CEP - Centerpulse and Smith & Nephew Conference Call
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Chris if you could add a little bit more color on what are the reasons for intermittent sales disruption and what you are doing to turn that around?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

[inaudible] was basically at the margin where territories come together, sometimes a sales guy will not be happy with the profile of the territory or the role or the products he is assigned and he will leave the company. And that then is a requirement to re-train, re-orient, re-appoint, re-direct some sales resource. When that happens, because of the very close relationship with the surgeons, there are times when he may go to the competition. At which point, there is a battle over who keeps the business and who gains the business.

So we have factored into our calculations some numbers which we did derive some learning experience from the previous orthopaedic acquisitions of DePuy and J & J and Stryker and [indecipherable] and we believe we can contain this to within a relatively small number. But it is a fact of life, when you put of these two sizeable businesses together [inaudible]. It peaks at around 1% of combined orthopaedic sales in 2004.

--------------------------------------------------------------------------------
Rotwith Deliria(ph) - Lehman Brothers - Analyst

Thank you.

--------------------------------------------------------------------------------
Operator

We will take our next question from William Plavoni(ph) of First Albany Corporation.

--------------------------------------------------------------------------------
William Plavoni(ph) - First Albany Corporation - Analyst

Great, thank you. Most of my questions have been answered. But just one kind of follow-on on the sales force. Can you give us any color and maybe this is a bit too much detail I am asking for, but what are your strategies for plans to retain these sales people through this whole process?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

We look forward to continue to working with the sales force through their management groups. And we will be working on ways to keep the sales forces motivated. That will range from looking at how we can best utilize the best-combined product range of the group to individual things that relate to individual sales people. More than that, I can't say at the moment William.

--------------------------------------------------------------------------------
William Plavoni(ph) - First Albany Corporation - Analyst

Okay, thank you, great. Congratulations.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Okay, I'll take two more quick questions, then I think we should probably try and close the call Operator.

--------------------------------------------------------------------------------
Operator

We will go next to Brian Lawrence with [indecipherable] Partners.

--------------------------------------------------------------------------------
Brian Lawrence Analyst

Hi, I was wondering if you could just clarify something that was said on the call earlier today? Just about having additional expressions of interest over the last few months. I really just wanted to make sure that those expressions of interest were explored and that you really are maximizing value here?

--------------------------------------------------------------------------------
Dr. Max Link - Centerpulse AG - Chairman & CEO

Well as was pointed out earlier today, there was no explicit auction for our company. But most of our large competitors came to us over the past few months. We explored all possible avenues, but the deal that originally materialized obviously as the discussions which led to the [indecipherable] were with Smith & Nephew.

--------------------------------------------------------------------------------
Brian Lawrence Analyst

Okay, then your opinion was then the deal out there that really maximizes value best for your shareholders?

--------------------------------------------------------------------------------
Dr. Max Link - Centerpulse AG - Chairman & CEO

Absolutely.

--------------------------------------------------------------------------------
Brian Lawrence Analyst

Okay great thank you.

--------------------------------------------------------------------------------
Operator

We will take our final question from Steve Hammell with RBC Capital Markets.

--------------------------------------------------------------------------------
Steve Hammell - RBC Capital Markets - Analyst

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                                                                Final Transcript
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CEP - Centerpulse and Smith & Nephew Conference Call
--------------------------------------------------------------------------------

Good afternoon and good morning here. The last question I had was with regard to residual liability risk and your judgment as to whether or not there are any other contingencies that Smith & Nephew shareholders should be concerned about with regard to the [inter-op] hip recall and subsequent law suits?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Well I think the answer is that we have obviously looked at this pretty hard in due diligence. And the settlement trust is extremely well constructed to manage the recall issues. Our view is that I am sure you know there was a tremendous spike in revisions early on in this process, they have come down to a very low level of continuing revisions [inaudible] so between the monies in the trust there are some specific provisions in Centerpulse's year-end accounts and any fundings that the [indecipherable] has available, then I am sure that we will actually have the whole position covered. So no, I don't think there is a significant issue at all for Smith & Nephew shareholders. If we believed there was a significant issue, quite frankly, we wouldn't have proceeded.

--------------------------------------------------------------------------------
Steve Hammell - RBC Capital Markets - Analyst

Do you expect at all that the residual risk with regard to these cases could have at all pushed away some of the other bidders for Centerpulse? Or do you not think that was a major issue when it came to looking at this acquisition?

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

I have got absolutely no idea. You would have to ask them.

--------------------------------------------------------------------------------
Steve Hammell - RBC Capital Markets - Analyst

Fair enough, thank you.

--------------------------------------------------------------------------------
Chris O'Donnell - Smith & Nephew plc - CE

Okay. Sorry I can't be more helpful. Okay. Right, Operator, I think we will close the call now. So thank you all for joining us on this call. It is a very exciting day for Smith & Nephew and Centerpulse. We look forward to taking these two great companies forward together in the future. Thank you.

--------------------------------------------------------------------------------
Operator

Once again ladies and gentlemen, that does conclude today's conference. Thank you for your participation. You may now disconnect at this time.

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